# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PILGRIMS PRIDE CORP, CIK 0000802481
CUSIP: 72147K108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1770 Promontory Circle, Greeley, Colorado (CO), 80634-9038
Date of event which requires filing of this statement: 08/18/2026
Filed by CIK 0001467955
Persons authorized to receive notices and communications: JBS USA HOLDING LUX S.A R.L., 21, Avenue de la Gare, Luxembourg, Grand-Duchy of Luxembourg, Luxembourg (N4), 1611, 352262749; Guilherme Cavalcanti, JBS N.V, Stroombaan 16, 5th Floor, Amstelveen, Netherlands (P7), 1181VX, 31206564700

## Reporting persons
- Wesley Mendonca Batista (CIK 0001479450): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 4,723; shared voting power 195,445,936; sole dispositive power 4,723; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,450,659 (82.1% of the class)
- Joesley Mendonca Batista (CIK 0001479205): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 4,723; shared voting power 195,445,936; sole dispositive power 4,723; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,450,659 (82.1% of the class)
- J&F S.A. (CIK 0001479638): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- J&F Investments Luxembourg S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS N.V. (CIK 0001791942): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS Participacoes Societarias S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS S.A. (CIK 0001450123): type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS Investments Luxembourg S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS Global Luxembourg S.a r.l. (CIK 0001479632): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS Global Meat Holdings Pty. Ltd. (CIK 0001662495): type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS USA Holding Lux S.a r.l. (CIK 0001467955): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS USA Foods Group Holdings, Inc. (CIK 0001662487): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS USA Food Company Holdings (CIK 0001662496): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)
- JBS Wisconsin Properties, LLC I.R.S. (CIK 0001662497): type of reporting person: corporation (CO); citizenship or place of organization: Wisconsin (WI); source of funds: other (OO); sole voting power 0; shared voting power 195,445,936; sole dispositive power 0; shared dispositive power 195,445,936; aggregate amount beneficially owned 195,445,936 (82.1% of the class)

## Item 1. Security and Issuer
Name of issuer: PILGRIMS PRIDE CORP
Address of issuer's principal executive offices: 1770 Promontory Circle, Greeley, Colorado (CO), 80634-9038
Comment: This Amendment No. 11 (this "Amendment No. 11") amends and supplements the Statement on Schedule 13D (the "Statement") previously filed with the Securities and Exchange Commission (the "SEC") on January 7, 2010, as amended on November 8, 2010, on January 3, 2012, on March 1, 2012, on March 7, 2012, on March 13, 2012, on December 28, 2015, on December 30, 2015, on August 13, 2021, February 18, 2022 and October 28, 2024, with respect to Common Stock, par value $0.01 per share (the "PPC Common Stock"), of Pilgrim's Pride Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Statement is hereby amended and replaced in its entirety as follows:

This Statement is being filed jointly by:

(1) Wesley Mendonca Batista;

(2) Joesley Mendonca Batista;

(3) J&F S.A. (formerly J&F Investimentos S.A.) ("J&F"), a Brazilian corporation (sociedade anonima);

(4) J&F Investments Luxembourg S.a r.l. ("J&F Investments Lux"), a private limited liability company (societe a responsabilite limitee) under the laws of Luxembourg;

(5) JBS N.V. ("JBS"), a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands;

(6) JBS Participacoes Societarias S.A. ("JBS Par"), a Brazilian corporation (sociedade anonima);

(7) JBS S.A. ("JBS Brazil"), a Brazilian corporation (sociedade anonima);

(8) JBS Investments Luxembourg S.a r.l. ("JBS Investments Lux"), a private limited liability company (societe a responsabilite limitee) under the laws of Luxembourg;

(9) JBS Global Luxembourg S.a r.l. ("JBS Global Lux"), a private limited liability company (societe a responsabilite limitee) under the laws of Luxembourg;

(10) JBS Global Meat Holdings Pty. Ltd. ("JBS Global Meat"), an Australian proprietary limited company;

(11) JBS USA Holding Lux S.a r.l. ("JBS USA Holding Lux"), a private limited liability company (societe a responsabilite limitee) under the laws of Luxembourg;

(12) JBS USA Foods Group Holdings, Inc. (formerly JBS Luxembourg Company S.a r.l.) ("JBS USA Foods Group"), a Delaware corporation;

(13) JBS USA Food Company Holdings ("JBS USA FC Holdings"), a Delaware corporation; and

(14) JBS Wisconsin Properties, LLC ("JBS Wisconsin"), a Wisconsin limited liability company.

Each of Wesley Mendonca Batista, Joesley Mendonca Batista, J&F, J&F Investments Lux, JBS, JBS Par, JBS Brazil, JBS Investments Lux, JBS Global Lux, JBS Global Meat, JBS USA Holding Lux, JBS USA Foods Group, JBS USA FC Holdings and JBS Wisconsin is a "Reporting Person" and, collectively, the "Reporting Persons".

Set forth in Schedules I through XII included in Exhibit 99.1 to this Amendment No. 11 and incorporated herein by reference (collectively, the "Schedules"), are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of each Reporting Person who is not a natural person.
Residence or business address:
Item 2(b) of the Statement is hereby amended and replaced in its entirety as follows:

(1) Wesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, 05118-100, Sao Paulo, SP, Brazil.

(2) Joesley Mendonca Batista's business address is Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, 05118-100, Sao Paulo, SP, Brazil.

(3) J&F has its principal office at Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, 05118-100, Sao Paulo, SP, Brazil.

(4) J&F Investments Lux has its principal office at 21, Avenue de la Gare, 1611, Luxembourg, Grand-Duchy of Luxembourg.

(5) JBS has its principal office at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands.

(6) JBS Par has its principal office at Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, 05118-100, Sao Paulo, SP, Brazil.

(7) JBS Brazil has its principal office at Avenida Marginal Direita do Tiete, 500, Bloco I, Vila Jaguara, 05118-100, Sao Paulo, SP, Brazil.

(8) JBS Investments Lux has its principal office at 21, Avenue de la Gare, 1611, Luxembourg, Grand-Duchy of Luxembourg.

(9) JBS Global Lux has its principal office at 21, Avenue de la Gare, 1611, Luxembourg, Grand-Duchy of Luxembourg.

(10) JBS Global Meat has its principal office at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands.

(11) JBS USA Holding Lux has its principal office at 21, Avenue de la Gare, 1611, Luxembourg, Grand-Duchy of Luxembourg.

(12) JBS USA Foods Group has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038.

(13) JBS USA FC Holdings has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038.

(14) JBS Wisconsin has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038.

Set forth in the Schedules are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of each Reporting Person who is not a natural person.
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and replaced in its entirety as follows:

(1) Wesley Mendonca Batista's principal occupation is vice-chairman and shareholder of J&F and board member of other companies of the companies controlled by J&F (including JBS N.V. and the Reporting Persons that are subsidiaries of JBS N.V.) (collectively, the "J&F Group").

(2) Joesley Mendonca Batista's principal occupation is chairman and shareholder of J&F and board member of other companies of the J&F Group.

(3) J&F's principal business is, directly or through subsidiaries, operating across a range of industries, including power, food, pulp, mining, cosmetics, hygiene and cleaning products. Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista indirectly own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F.

(4) J&F Investments Lux's principal business is holding shares of JBS. All of the issued and outstanding shares of J&F Investments Lux are owned by J&F.

(5) JBS's principal business is, directly and indirectly, holding companies that prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish, lamb and egg products to leading retailers and foodservice customers around the world. J&F Investments Lux is JBS's controlling shareholder.

(6) JBS Par's principal business is holding shares of JBS Brazil. All of the issued and outstanding shares of JBS Par are owned by JBS.

(7) JBS Brazil's principal business is, directly or through subsidiaries, preparing, packaging and delivering fresh and frozen, value-added and branded beef, poultry, pork, fish, lamb and egg products to leading retailers and foodservice customers around the world. All of the issued and outstanding shares of JBS are owned by JBS Par.

(8) JBS Investments Lux's principal business is holding shares of JBS Global Lux. All of the issued and outstanding shares of JBS Investments Lux are owned by JBS Brazil.

(9) JBS Global Lux's principal business is holding certain indirect subsidiaries of JBS Investments Lux. All of the issued and outstanding shares of JBS Global Lux are owned by JBS Investments Lux.

(10) JBS Global Meat's principal business is holding all of the issued and outstanding share capital of JBS USA Holding Lux. All of the issued and outstanding shares of JBS Global Meat are owned by JBS Global Lux.

(11) JBS USA Holding Lux's principal business is holding certain indirect subsidiaries of JBS Global Meat. All of the issued and outstanding shares of JBS USA Holding Lux are owned by JBS Global Meat.

(12) JBS USA Foods Group's principal business is holding all of the issued and outstanding stock of JBS USA FC Holdings. All of the issued and outstanding shares of JBS USA Foods Group are owned by JBS USA Holding Lux.

(13) JBS USA FC Holdings's principal business is, directly and indirectly, holding companies that prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish, lamb and egg products to leading retailers and foodservice customers around the world. All of the issued and outstanding stock of JBS USA FC Holdings is owned by JBS USA Foods Group.

(14) JBS Wisconsin's principal business is holding shares of the Issuer, a company that is primarily engaged in the production, processing, marketing and distribution of fresh, frozen and value-added chicken and pork products to retailers, distributors and foodservice operators. All of the issued and outstanding membership interests of JBS Wisconsin are owned by JBS USA FC Holdings.

Set forth in the Schedules are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of each Reporting Person who is not a natural person.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, none of the persons listed in the Schedules, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The information "Item 7. Major Shareholders and Related Party Transactions--A. Major Shareholders--Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders" in the Annual Report on Form 20-F of JBS N.V. filed with the SEC on March 25, 2026 is incorporated by reference herein. Except as described therein, during the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, none of the persons listed in the Schedules, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Statement is hereby amended and replaced in its entirety as follows:

Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista are individuals with Brazilian citizenship.

Set forth in the Schedules are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of each Reporting Person who is not a natural person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the addition of the following:

JBS proposes to acquire all of the outstanding shares of PPC Common Stock that are not owned by JBS or its affiliates for a fixed exchange ratio of 2.086 Class A common shares, par value (euro)0.01 per share, of JBS ("JBS Class A common shares") per share of PPC Common Stock. The information set forth in Item 4 of this Statement is hereby incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

On August 18, 2026, JBS delivered to the Issuer's board of directors a letter setting forth a non-binding proposal to acquire all of the outstanding shares of PPC Common Stock that are not owned by JBS or its affiliates (the securities identified pursuant to Item 1 of this Schedule 13D) for a fixed exchange ratio of 2.086 JBS Class A common shares per share of PPC Common Stock (the "Proposal").

JBS provided in the Proposal that it expects that a fully empowered special committee comprised solely of independent and disinterested directors appointed by the Issuer's board of directors (the "Special Committee") will consider the Proposal and make a recommendation to the Issuer's board of directors. The Proposal provides that JBS will not move forward with such proposed transaction unless the proposed transaction is approved by the Special Committee, advised by independent legal and financial advisors.

JBS has also provided in the Proposal that it expects that the creation of the Special Committee and the approval of the transaction contemplated by the Proposal will be approved by the Issuer's "equity directors" pursuant to the applicable provisions of the Issuer's Amended and Restated Certificate of Incorporation. In addition, the Proposal provides that the definitive transaction documentation will include a condition requiring the approval of a majority of the votes cast by the shares of PPC Common Stock that are not owned by JBS or its affiliates.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the shares of PPC Common Stock from the Nasdaq Global Select Market and deregistration under Section 12(g) of the Act, and other material changes in the Issuer's business or corporate structure.

No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving JBS (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. JBS reserves the right to modify or withdraw the Proposal at any time. JBS reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

The above description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the complete text of the Proposal, which is attached hereto as Exhibit 99.3 to this Amendment No.11 and is incorporated herein by reference. On August 18, 2026, JBS issued a press release in connection with the Proposal, a copy of which is filed as Exhibit 99.4 to this Amendment No. 11 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and replaced in its entirety as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 11 and the information set forth in Item 4 of this Statement are hereby incorporated by reference in this Item 5(a). As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons is the beneficial owner of 195,445,936 shares of PPC Common Stock (constituting approximately 82.1% of the shares of PPC Common Stock outstanding), of which JBS Wisconsin is the direct beneficial owner. In addition, each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista may be deemed to beneficially own 4,723 shares of PPC Common Stock underlying restricted stock units ("RSUs") (constituting less than 0.1% of the shares of PPC Common Stock outstanding), which would vest upon his departure from the Issuer's board of directors. Each RSU represents a contingent right to receive one share of PPC Common Stock, of which each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista would be the sole beneficial owner.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person other than Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista is based on 238,108,524 shares of PPC Common Stock outstanding as of June 28, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista is based on 238,108,524 shares of PPC Common Stock, which include an additional 4,723 shares of PPC Common Stock underlying RSUs.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, none of the persons listed in the Schedules, beneficially owns any shares of PPC Common Stock or has the right to acquire any shares of PPC Common Stock.

As of the date hereof, each Reporting Person disclaims beneficial ownership of the shares reported on this Statement, except to the extent of such Reporting Person's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and replaced in its entirety as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 11 and the information set forth in Item 4 of this Statement are hereby incorporated by reference in this Item 5(b). As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons has shared voting and dispositive power with the other Reporting Persons over 195,445,936 shares of PPC Common Stock. Each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista reports an additional 4,723 shares of PPC Common Stock underlying RSUs, which vest upon his departure from the Issuer's board of directors. Each RSU represents a contingent right to receive one share of PPC Common Stock, over which each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista would have sole voting and dispositive power.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, none of the persons listed in the Schedules, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of PPC Common Stock that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby amended and replaced in its entirety as follows:

Except as described herein, none of the Reporting Persons or, to the best of their knowledge, none of the persons listed in the Schedules, has effected any transaction in any of the shares of PPC Common Stock during the past 60 days.

On April 29, 2026, each of Messrs. Joesley Mendonca Batista and Wesley Mendonca Batista was granted 1,927 RSUs of the Issuer at no cost. The RSUs vest upon his departure from the Issuer's board of directors, and each RSU represents a contingent right to receive one share of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Describe any contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including any class of such issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Schedules.

99.2 Joint Filing Agreement, dated as of August 18, 2026, among the Reporting Persons.

99.3 Proposal letter, dated August 18, 2026, from JBS N.V. to the board of directors of the Issuer.

99.4 Press release, issued August 18, 2026.

## Signatures
- Wesley Mendonca Batista: /s/ Wesley Mendonca Batista, Wesley Mendonca Batista (08/18/2026)
- Joesley Mendonca Batista: /s/ Joesley Mendonca Batista, Joesley Mendonca Batista (08/18/2026)
- J&F S.A.: /s/ Aguinaldo Gomes Ramos Filho, Aguinaldo Gomes Ramos Filho/Officer (08/18/2026)
- J&F S.A.: /s/ Fernando Storchi, Fernando Storchi/Officer (08/18/2026)
- J&F Investments Luxembourg S.a r.l.: /s/ Aguinaldo Gomes Ramos Filho, Aguinaldo Gomes Ramos Filho/Category A Manager (08/18/2026)
- J&F Investments Luxembourg S.a r.l.: /s/ Andre Alcantara Ocampos, Andre Alcantara Ocampos/Category B Manager (08/18/2026)
- JBS N.V.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Global CFO and Investor Relations Officer (08/18/2026)
- JBS N.V.: /s/ Wesley Mendonca Batista Filho, Wesley Mendonca Batista Filho/Attorney-in-fact (08/18/2026)
- JBS Participacoes Societarias S.A.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Director (08/18/2026)
- JBS S.A.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Officer (08/18/2026)
- JBS S.A.: /s/ Wesley Mendonca Batista Filho, Wesley Mendonca Batista Filho/Officer (08/18/2026)
- JBS Investments Luxembourg S.a r.l.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Category A Manager (08/18/2026)
- JBS Investments Luxembourg S.a r.l.: /s/ Lucas Carracedo Menezes, Lucas Carracedo Menezes/Category B Manager (08/18/2026)
- JBS Global Luxembourg S.a r.l.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Category A Manager (08/18/2026)
- JBS Global Luxembourg S.a r.l.: /s/ Lucas Carracedo Menezes, Lucas Carracedo Menezes/Category B Manager (08/18/2026)
- JBS Global Meat Holdings Pty. Ltd.: /s/ Lucas Ebram Vilhena de Moraes, Lucas Ebram Vilhena de Moraes/Director (08/18/2026)
- JBS Global Meat Holdings Pty. Ltd.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Director (08/18/2026)
- JBS USA Holding Lux S.a r.l.: /s/ Guilherme Perboyre Cavalcanti, Guilherme Perboyre Cavalcanti/Category A Manager (08/18/2026)
- JBS USA Holding Lux S.a r.l.: /s/ Lucas Carracedo Menezes, Lucas Carracedo Menezes/Category B Manager (08/18/2026)
- JBS USA Foods Group Holdings, Inc.: /s/ Wesley Mendonca Batista Filho, Wesley Mendonca Batista Filho/Chief Executive Officer (08/18/2026)
- JBS USA Food Company Holdings: /s/ Wesley Mendonca Batista Filho, Wesley Mendonca Batista Filho/Chief Executive Officer (08/18/2026)
- JBS Wisconsin Properties, LLC I.R.S.: /s/ Wesley Mendonca Batista Filho, Wesley Mendonca Batista Filho/Chief Executive Officer (08/18/2026)